SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Ordinary General Meeting
Extraordinary General Meeting

MANUAL FOR SHAREHOLDER'S PARTICIPATION

April 29th, 2015


BR
PETROBRAS

BR PETROBRAS

PETROBRAS

INDEX

COMMENTS FROM THE CEO

Dear Shareholders and Investors,

Petrobras is going through a unique moment in its history as a result of investigations of the "Lava Jato" Operation by which the authorities investigate, among other facts, suspected bribe payments and cartelization with Petrobras suppliers.

As a result of these investigations, the Company was not able to disclose, within the expected period, the Financial Statements for the third quarter of 2014 reviewed by the auditors and the audited annual statements.

On this date, despite the best efforts made, we are still not able to complete and present our reviewed Financial Statements for the third quarter of 2014 and the audited annual statements.

Consequently, since the audited annual Financial Statements are essential to the resolution of some of the matters assigned by law to the Annual General Meeting (AGO), this AGO will be restricted to deliberate on the election of officers and members of the Fiscal Council.

Other matters assigned by law to the AGO, such as examine, discuss and vote on the financial statements and to examine the Management accounts; the decision on the allocation of net income and distribution of dividends for the year 2014; and the approval of the capital budget for the year 2015 will be part of the agenda for deliberation of the Extraordinary General Meeting, to be convened in due course.

Finally, Petrobras reaffirms that it continues its efforts to disclose as quickly as possible such financial statements.

Petrobras CEO

“LAVA JATO” OPERATION AND ITS EFFECTS ON THE COMPANY

In 2009, the Brazilian federal police sparked an investigation called "Lava Jato Operation", aiming to investigate money laundering practices by criminal organizations in several Brazilian states. The operation is very broad and involves investigations related to various criminal acts committed by individuals in different parts of the country and sectors of the economy.

In 2014, the Federal Prosecutor Service discovered the existence of an improper payment scheme involving certain suppliers and contractors responsible for providing goods and services to Petrobras related to contracts that these companies had with the Company.

On March 2014, the former Supply officer of the company, Paulo Roberto Costa, was arrested and later indicted for money laundering and bribery. Other former executives of Petrobras and executives from goods and services companies that supplied to Petrobras have been or may be charged as a result of the investigation.

On October 8th, 2014, Paulo Roberto Costa and Alberto Youssef, a financial intermediary, testified before the 13th Federal Criminal Court of Curitiba describing and publicizing a supposed scheme of improper payments. Thereafter, statements from various participants that have signed Plea Bargain Agreement Terms with the Brazilian authorities have been made public. The information known to the Company on the improper payments comes from said statements and include two former executives of Petrobras, three financial intermediary, and a representative of a construction company involved.

Main measures implemented by the Company

Internal and external investigations are still in progress, but the Company is taking all necessary measures with the Brazilian authorities to recover damages suffered due to the actions described above, including those related to the Company’s image. The measures to be taken, by which money values can be recovered by Petrobras, include leniency agreements with suppliers involved and judicial processes initiated by the authorities (actions of improper conduct), which can result in the conviction of the defendants to pay compensation for property damage, pain and fines. Petrobras does not tolerate any act of corruption or practice of illegal activities by its suppliers or the involvement of its employees or officers in such practices and has taken the following measures:

- Hiring on October 24th and 25th, 2014, two independent law firms, Gibson, Dunn & Crutcher LLP and Trench, Rossi e Watanabe Advogados, to conduct an independent internal investigation.

- The Company has absolutely cooperated with the Brazilian authorities to contribute to the progress of the investigation procedures, including the Brazilian Federal Police, the Federal Prosecutor Service, the Judiciary system, the Federal Government Court of Auditors (TCU) and the Government Accountability Office (CGU).

- Establishment of Committees for Analysis of Penalty Enforcement (CAASE) to review the implementation of penalties against suppliers and contractors and enact the provisional ban of companies belonging to economic groups cited as cartel participants in the aforementioned statements.

- Creation of Internal Investigation Committees (CIA) to investigate indications or occurrences in certain activities that may be characterized as non-compliance to rules, procedures and corporate regulations. The results of the completed CIAs have already been presented to the Brazilian authorities.

- Development and implementation of measures to improve its corporate governance, risk management and control of the Company.

- Establishment of the position of Governance, Risk and Compliance Officer, in order to support the Company's compliance programs and mitigate risks in their activities, including fraud and corruption.

- On January 13th, 2015 the Board of Directors elected João Adalberto Elek Junior for the Governance, Risk and Compliance Officer position. The new Officer took office on January 19th, 2015 for a three-year term which may be extended, and can only be removed by vote of the Board of Directors including the vote from a board member elected either by the minority common shareholders or the preferred shareholders.

- The Company has established a Special Independent Committee to act as a contact entity (reporting line) between the independent law firms that lead the internal investigation and the Board of Directors. The Special Committee is composed of the former Minister of the Federal Supreme Court, Ellen Gracie Northfleet, Andreas Pohlmann, Chief Compliance Officer of Siemens AG from 2007 to 2010, in addition to the Director of Governance, Risk and Compliance, João Adalberto Elek Junior.

Again, we reinforce our ongoing commitment to disclose as quickly as possible the reviewed Financial Statements for the third quarter of 2014 and the audited annual statements.

INVITATION

Date: April 29th, 2015

Time: 3 PM

Address: auditorium of the Company's head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro

Agenda items:

Ordinary General Meeting

I. Election of ten (10) members of the Board of Directors, of which one (1) is appointed by the Company's employees, one (1) by the minority shareholders, in a separate election process (if they are not entitled to a larger number by cumulative voting process) and one (1) by the holders of preferred shares, also in separate election process;

II. Election of Chairman of the Board of Directors; and

III. Election of five (5) members of the Fiscal Council, of which one (1) is indicated by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process, and their alternates.

Extraordinary General Meeting

I. Establishment of the Compensation of Management and Effective Members of the Fiscal Council;

II. Ratification of the use of resource regarding the balance of the total amount of officers as approved at the Extraordinary General Meeting of 2nd of April, 2014 for payment of vacation balance, housing assistance and airfare for members of the Executive Board.

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the shareholders of the Company to attend the **Ordinary and the Extraordinary Meetings of Shareholders** on **April 29th, 2015,** at **3:00 p.m.**, at the auditorium of the registered office, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve the following matters:

Ordinary Meeting of Shareholders

- **I.** Election of ten (10) members of the Board of Directors, of which one (1) is appointed by the Company's employees, one (1) by the minority shareholders, in a separate election process (if they are not entitled to a larger number by cumulative voting process) and one (1) by the holders of preferred shares, also in separate election process;
- **II.** Election of Chairman of the Board of Directors; and
- **III.** Election of five (5) members of the Fiscal Council, of which one (1) is indicated by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process, and their alternates.

Extraordinary Meeting of Shareholders

- **I.** Establishment of the Compensation of Management and Effective Members of the Fiscal Council;
- **II.** Ratification of the use of resource regarding the balance of the total amount of officers as approved at the Extraordinary General Meeting of 2nd of April, 2014 for payment of vacation balance, housing assistance and airfare for members of the Executive Board.

The minimum percentage of interest in the capital stock required for the adoption of the multiple votes in order to elect the directors at the Annual Meeting of Shareholders is five percent (5%) of the voting capital, as per CVM Instruction No. 282, of 06-26-1998. The option to request the adoption of the process of multiple votes must be exercised pursuant to paragraph 1 of article 141 of Law No. 6.404, of 12-15-1976.

Shareholders owning preferred shares who become entitled to elect, at the Annual Meeting of Shareholders, in a separate voting, a representative of such class of shares to be a director, must represent, at least, ten percent (10%) of the capital stock, as well as evidence the permanent ownership of the equity interest since January 29th, 2015.

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of the Articles of Incorporation of Petrobras, upon presentation of the following documents:

i) Representative's identity card;
ii) A power of attorney providing for the principal's special powers, the signature of which must be certified in a notary public's office (original or authenticated copy);

iii) Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable;
iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least two days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

In the event of stock loan, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

Furthermore, the shareholders may choose to vote the matters contained in this Notice of Meeting upon use of the public power of attorney request, as per CVM Instruction No. 481, of December 17th, 2009.

Electronic powers of attorney will be received upon platform Online Meetings, on the website http://www.assembleiasonline.com.br. For such purpose, shareholders must register in such platform.

All documents concerning the matters to be resolved at the Ordinary and the Extraordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, March, 26th, 2015.

Luciano Galvão Coutinho
President of the Board of Directors

INFORMATION TO VOTE

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at 'Assembleias Online', you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, 'Assembleias Online' has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17th, 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder's voting intention (electronic voting), must be sent through the system between system between 13th and 28th of April 2015.

For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

This proxy is valid only for the Annual General Meeting / Extraordinary Meeting to be held on April 29th, 2015.

PUBLIC POWER OF ATTORNEY REQUEST

Rio de Janeiro, March 27th, 2015, Petróleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Ordinary and Extraordinary General Meeting, to be held on April 29th, 2015, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform *Assembleias Online*, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder's voting intention (electronic vote), must be sent through the system between 13th and 28th of April 2015.

The electronic participation at the Ordinary and Extraordinary General Meetings is not available for the ADR's holders.

Please refer to the item "Information to vote" as contained in this Manual for Shareholder´s Participation.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

ELECTION OF THE BOARD MEMBERS

Dear shareholders,

The election of the Board Members, following the provisions set forth in the Company's Bylaws, shall be approved during this Ordinary General Meeting.

Considering the above mentioned election, the controlling shareholder indicates the names as follows: Murilo Pinto de Oliveira Ferreira, Aldemir Bendine, Ivan de Souza Monteiro, Francisco Roberto de Albuquerque, Luciano Galvão Coutinho, Luiz Navarro and Sergio Franklin Quintella.

As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company's Board of Directors, by means of public proxy solicitation. The information on eventual candidates is made available through eletronic system on CVM website and the Assembleias Online platform, using the following url: www.assembleiasonline.com.br.

Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, March 26th, 2015.

Aldemir Bendine
CEO

APPENDIX I

INFORMATION CONCERNING THE MEMBERS NOMINATED BY THE CONTROLLING SHAREHOLDER TO THE BOARD OF DIRECTORS

Names Indicated by the Controlling Shareholder		
Name **TIF**	**Age** **Job**	**Board** **Job Position to be taken**
MURILO PINTO DE OLIVEIRA BENDINE 212.466.706-82	61 Administrator	Member of the Board of Directors only Board of Directors (effective)
ALDEMIR BENDINE 043.980.408-62	51 Administrator	Member of the Board of Directors and the Executive Board Board of Directors (effective)
LUCIANO GALVAO COUTINHO 636.831.808-20	68 Economist	Member of the Board of Directors only Board of Directors (effective)
FRANCISCO ROBERTO DE ALBUQUERQUE 351.786.808-63	77 Military	Member of the Board of Directors only Board of Directors (effective)
LUIZ NAVARRO 347.230.215-15	49 Lawyer	Member of the Board of Directors only Board of Directors (effective)
IVAN DE SOUZA MONTEIRO 667.444.077-91	54 Engineer	Member of the Board of Directors and the Executive Board Board of Directors (effective)
SERGIO FRANKLIN QUINTELA 003.212.497-04	79 Engineer	Member of the Board of Directors only Board of Directors (effective)

MURILO PINTO DE OLIVEIRA BENDINE – Mr. Murilo Ferreira is Chief Executive Officer of Vale and Member of Vale's Strategy and Disclosure Committees since May 2011. Executive Officer of Vale with responsibility over several different departments from 2005 to 2008, including Business Development, M&A, Steel, Energy, Nickel and Base Metals; Chief Executive Officer of Vale Canada from 2007 to 2008 and member of the Board of Directors from 2006 to 2007; Chairman of the Board of Directors of Alunorte from 2005 to 2008, MRN from 2006 to 2008 and Valesul Alumínio S.A.,, a subsidiary of Vale involved in the production of aluminum, from 2006 to 2008; Member of the Board of Commissioners of PTVI, from 2007 to 2008. Mr. Ferreira has been a Member of the Board of Directors of several companies, including Usiminas, a Brazilian steel company, from 2006 to 2008, and was a partner at Studio Investimentos, an asset management firm with a focus on the Brazilian stock market, from October 2009 to March 2011. Degree in Business Administration from Fundação Getúlio Vargas in São Paulo; post-graduate degree in Business Administration and Finance from Fundação Getúlio Vargas in Rio de Janeiro and a senior executive education program at the IMD Business School in Lausanne, Switzerland. Independent Director by IBGC criteria.

ALDEMIR BENDINE - Mr. Bendine has been appointed Petrobras – Petroleum Brasileiro S.A. Chairman since February 09, 2015. He was born in Paraguaçu Paulista. State of São Paulo, Brazil, in 1963, holds a bachelor degree in Administration. He also took the MBA for Top Executives from FIPECAFI USP (SP) and for Finance at PUC, Rio de Janeiro (RJ). He is a career civil servant and has started as a young trainee at Bank of Brazil in 1978. He served as the President of Bank of Brazil from April 2009 to February 2015.

He held several positions in Bank of Brazil as Cards Vice President and New Retail Business and held the Vice President of Retail and Distribution, also served as Executive Board Secretary, Executive Manager of Retail Board and Agency Manager.

Bendine held as an Executive Director of the Brazilian Federation of Banks (FEBRABAN), CEO of the Brazilian Association of Card Companies and Services (ABECS), Chairman of the Board of Directors of CBSS (Visa Vale), CEO of BB Administrator Cards and BB Administrator Consortium.

At present among other positions, he is a member of the Board of Directors of Patagonia Bank and Counselor in companies of the Insurance Group Mapfre-BB. Dependent Director.

LUCIANO GALVAO COUTINHO - Mr. Coutinho has been a member of our board of directors since April 2008, and he is also a member of the board of directors of Petrobras Distribuidora S.A.. He has been the President of the BNDES since April 2007. In addition, Mr. Coutinho is a member of the board of directors of Vale S.A. ("Vale"), a member of the Curator Committee for the Fundação Nacional da Qualidade—FNQ (the Brazilian Quality Foundation), and the BNDES representative at the Fundo Nacional de Desenvolvimento Científico e Tecnológico—FNDCT (the Brazilian Fund for Scientific and Technological Development). Mr. Coutinho has a Ph.D. in economics from Cornell University, a master's degree in economics from the Fundação Instituto de Pesquisas Econômicas—Fipe (the Institute of Economic Research) at USP and a bachelor's degree in economics from USP. Participated in 100% of the meetings held in 2014. Dependent Director.

FRANCISCO ROBERTO DE ALBUQUERQUE - Mr. de Albuquerque has been a member of our board of directors since April 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.. He has been a member of the Audit Committee and the RS Committee of our board of directors since April 2007, and October 2007, respectively. He earned a bachelor's degree in military sciences from the Academia Militar das Agulhas Negras—AMAN (the Agulhas Negras Military Academy) in Resende, in the State of Rio de Janeiro, in 1958 and in economics from the

Faculdade de Ciências Econômicas de São Paulo (the São Paulo College of Economic Sciences) at Fundação Álvares Penteado (Álvares Penteado Foundation) in 1968, a master's degree in military sciences from the Escola de Aperfeiçoamento de Oficiais—EsAO (the Advanced Military School) in 1969, and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército—ECEME (the Military Officer Training School) in Rio de Janeiro in 1977. Participated in 93% of the meetings held in 2014. Independent Director by IBGC criteria.

LUIZ NAVARRO - Mr. Navarro is a senior consultant at Veirano Advogados (Law Firm), head of the anti-corruption and compliance area, having as main activity the advising of companies on how to structure and improve its governance and integrity programs. He also acts in the Regulatory and Administrative Law segment.

Before joining Veirano Advogados, Navarro worked for 10 years in the Government Accountability Office - CGU where he held the positions of Executive Secretary, Corruption Prevention Secretary and Federal Inspector General.

Also in the Executive branch, he was a member of the Council for Financial Activities Control - COAF and Market Regulation Manager of the National Health Surveillance Agency - ANVISA.

He was an Advisor for the House of Representatives and is licensed consultant of the Senate.

In his time serving at CGU, he actively participated in the development of various bills and regulations, including, the Anti-Corruption Law (Law No. 12846 / 2013), the Conflict of Interest Law (Law No. 12813 / 2013) and the Access to Information Act (Law No. 12527 / 2011).

He coordinated the anti-corruption area of the National Strategy for Combating Corruption and Money Laundering.

He also coordinated the participation of the Brazilian government in the Working Group on OCDE Transnational Bribery Convention and in the Mechanism for the Implementation of the UN Convention against Corruption.

He was the main expert representing Brazil in the Follow-up Mechanism for the Implementation of the Inter-American Convention against Corruption. He led the process of creating the National Register of Companies Committed to Ethics and Integrity - Pro-Ethics Registry and National Registry of Debarred and Suspended Companies - CEIS.

Even internationally, Navarro is a member of the High Advisory Council of the Anti-Corruption International Academy and former member of the Executive Committee of the International Association of Anti-Corruption Authorities - IAACA.

Luiz Navarro holds a Bachelor of Law degree from the University of Brasilia (UNB), awarded in 1991 and holds continuing education in:

· Regulation in the Modern National Economy, George Washington University, DC, 2002

· Expertise, Law and State, University of Brasilia (UNB), 2001

· Specialization in Public Policy and Government Management, National School of Public Administration (ENAP), 1998.

Independent Director by IBGC criteria.

IVAN DE SOUZA MONTEIRO - Mr. Ivan Monteiro Mr. Monteiro has been our Chief Financial Officer and Chief Investor Relations Officer since February 2015. Mr. Monteiro previously served as the vice-president of Financial Management and Investor Relations of Banco do Brasil S.A. from June 2009 to February 2015, where he has held different positions, including the position of Chief Commercial Officer and vice-president of Finance, Capital Markets and Investor Relations. He was also president of the Supervision Committee of BB AG, a Banco do Brasil subsidiary in Austria, from April 2014 to February 2015 and president of BB Banco de Investimentos S.A. from June 2009 to February 2012. Mr. Monteiro is also a member of the board of directors of Banco Votorantim Participações S.A. since September 2009, Ultrapar Participações S.A. since March 2013, BB Seguridade Participações S.A. since August 2013 and an alternate member of the board of directors of Mapfre BB SH-2 Participações S.A. since June 2013. Mr. Monteiro holds a degree in electronic engineering and telecommunications from INATEL-MG and an MBA in finance from IBMEC-RJ and in management from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio. Dependent Director.

SERGIO FRANKLIN QUINTELLA - Mr. Quintella has been a member of our board of directors since April 2009, and he is also a member of the board of directors of Petrobras Distribuidora S.A.. He has been a member of the Audit Committee of our board of directors since November 2009 and was appointed as its president in November 2011. He is vice president of FGV and a member of the board of directors of Oi S.A. since September 2005 and April 2012, respectively. He was member of the board of directors of BNDES from 1975 to 1980, member of Conselho Monetário Nacional (National Monetary Council) from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005. Mr. Quintella holds a bachelor's degree in civil engineering from PUC-Rio, a bachelor's degree in economics from the Faculdade de Economia do Rio de Janeiro (the College of Economics of Rio de Janeiro) and a post-graduate degree in economic engineering from the Escola Nacional de Engenharia (the National Engineering

School). He also holds a master's degree in business from IPSOA Institute, in Turin, Italy and graduated from the Advanced Management Program at Harvard Business School. Mr. Quintella is currently a member of the council of PUC-Rio. Participated in 87% of the meetings held in 2014. Independent Director by IBGC criteria.

The names indicated above:

- Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

- They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the "Formulário de Referência".

- They possess the following relation of subordination with the Company's related parties.

Identification Job/Position	TIF/CNPJ	Relationship between the board member and the related person	Related Person Type
Issuer Director LUCIANO GALVAO COUTINHO Board of Directors	636.831.808-20	Subordinator	Creditor
Related person BNDES Chairman	33.657.248/0001-89		
Obs BNDES has financial lines with Petrobras			

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of the Board of Directors, according to what has been established in the Company's Bylaws, will be approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates Mr. Murilo Pinto de Oliveira Ferreira as Chairman of the Board of Directors.

Rio de Janeiro, March 26th, 2015

Aldemir Bendine
CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

ELECTION OF MEMBERS TO THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of members to the Fiscal Council and their respective substitutes, according to what has been established in the Company's Bylaws, will approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: Paulo José dos Reis Souza (substitute: Marcus Pereira Aucélio); Marisete Fátima Dadald Pereira (substitute: Agnes Maria de Aragão da Costa); Cesar Acosta Rech (substitute: Symone Christine de Santana Araújo).

As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company's Board of Directors, by means of public proxy solicitation. The information on eventual candidates is made available through eletronic system on CVM website and the Assembleias Online platform, using the following url: www.assembleiasonline.com.br.

Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, March 26th, 2015.

Aldemir Bendine
CEO

APPENDIX I

INFORMATION CONCERNING THE MEMBERS NOMINATED BY THE CONTROLLING SHAREHOLDER TO THE FISCAL COUNCIL

Candidates appointed by the controlling shareholder		
Name CPF	Age Occupation	Administration Office Elective office to be held
CESAR ACOSTA RECH 579.471.710-68	47 Economist	Fiscal Council F.C. Permanent
SYMONE CHRISTINE DE SANTANA ARAÚJO 358.921.965-34	49 Engineer	Fiscal Council F.C. Alternate
PAULO JOSÉ DOS REIS SOUZA 494.424.306-53	52 Administrator	Fiscal Council F.C. Permanent
MARCUS PEREIRA AUCÉLIO 393.486.601-87	48 Engineer	Fiscal Council F.C. Alternate
MARISETE FÁTIMA DADALD PEREIRA 409.905.160-91	58 Accountant	Fiscal Council F.C. Permanent
AGNES MARIA DE ARAGÃO DA COSTA 080.909.187-94	36 Economist	Fiscal Council F.C. Alternate

CESAR ACOSTA RECH – Has been a permanent member of Petrobras' Fiscal Council since 2008. He has a degree in economics by the Federal University of Rio Grande do Sul. He is Assessor to the Brazilian Industrial Development Agency - ABDI, an agency of the Ministry of Development, Industry and Foreign Trade – MDIC. In 2013 and 2014 was Director of Department and Assistant Secretary of Development Secretariat and Investment Promotion of Rio Grande do Sul. In 2003 and 2004 held the title of Director of the Small and Medium-Sized Companies at the Ministry of Development, Industry and Foreign Trade – MDIC. He was the Administration and Finance Director of the Support Service to Micro and Small Companies – SEBRAE/National in the years 2005 and 2006. Fiscal Council at the National Bank for Economic and Social Development – BNDES for the period 2007/2008. From 2007 to 2012 hold the office of Institutional Relations Manager at the Brazilian Trade and Investment Promotion Agency - Apex-Brasil, an agency of MDIC. Participated in 100% of the meetings held in 2014.

SYMONE CHRISTINE DE SANTANA ARAÚJO – She is Director of the Natural Gas Department of the Oil, Natural Gas and Renewable Fuels Bureau of the Ministry of Mines and Energy, she is also Member of the Fiscal Council of the Empresa Brasileira de Administração de Petróleo e Gás natural S.A. - Pre-Sal Petróleo SA - PPSA.

She is a Public servant, member of the Governmental Management career, a specialist in Public Policy and Government Management, undergraduate degree in Chemical Engineering, Master degree from the Federal University of Sergipe and PhD from the University of Brasilia.
She currently coordinates the actions for the implementation of the regulatory framework for the natural gas industry in Brazil, and the Expansion Plan Development of Natural Gas Transmission Network - PEMAT. She is also active in monitoring and tracking of Natural Gas Project under the Growth Acceleration Program - PAC. She has experience in managing programs and projects and in the development of technical and economic studies. Also, she accumulates experience in teaching undergraduate and Graduate Studies, and has published several scientific papers.

PAULO JOSÉ DOS REIS SOUZA - He has been a permanent member of Petrobras Fiscal Council since March 2012. He is currently holding the office of Program Director of the National Treasury Department since October 2011. In addition to this position, he served from 2003 to 2011, as the General Coordinator for the General Coordination of National Treasury Financial Planning. He holds a bachelor degree in Business Administration from *Faculdade de Ciências Gerenciais da União de Negócios e Administração – UNA* – Belo Horizonte/MG, and has also completed a post-graduation program in Public Policies and Governmental Management at *Fundação Escola Nacional de Administração Pública – ENAP* – Brasília/DF and, in Public Sector Economics at *Fundação Getúlio Vargas* – FGV – Brasília – DF. Paulo Souza has served or is currently serving as a member of the fiscal councils at the following companies: Infraero S/A (Airport Infrastructure), SERPRO (Technology and Information System), Eletropaulo S/A (Electrical Power Distributor); Petrobras Distribuidora S/A (Fuel Distributor), INB - Indústrias Nucleares do Brasil S/A (Nuclear Fuel Production), Banco do Brasil S/A. Participated in 94% of the meetings held in 2014.

MARCUS PEREIRA AUCÉLIO - Has been an alternate member of Petrobras' Fiscal Council since 2012. He is currently the under-secretary of Fiscal Policy of the National Treasury Department, a title he has held since January 2007. From 2002 to 2006, he held the office of general coordinator of the Funds and Tax Operations Management General Coordination. He has a degree in Forest Engineering by the *Universidade of Brasília*, having completed his Executive MBA in Finance by the Brazilian Capital Market Institute and his graduate studies in Public Sector Economics by *Fundação Getúlio Vargas* - FGV. Marcus Aucélio has been a member in the Boards of the following companies: *Banespa S.A.* (Fiscal Council), *Banco do Brasil S.A.* (Fiscal Council), *Caixa de Consórcios* (Fiscal Council), *Centrais Elétricas Brasileiras S.A. - Eletrobrás* (board of directors) and *Vale S.A.* (Fiscal Council).

MARISETE FÁTIMA DADALD PEREIRA - Has been a permanent member of Petrobras' Fiscal Council since 2011. Accountant, graduated by the University Vale do Rio dos Sinos - Sao Leopoldo - RS Has post-graduation studies in Accounting Sciences by the *Universidade do Vale do Itajaí* in 1990 and in Audit and Economic Sciences by the *Universidade Federal de SC* – Florianópolis. Holds the office of head of the Economic Counsel of the Ministry of Mines and Energy since August 2006, where she has also held the office of special advisor to the Minister of Mines and Energy, from August 2005 to July 2006. She was the manager in the Economic-Finance department at Eletrosul Centrais Elétricas SA from 1987 to July/2005 and took on the office of Accounting and Tax expert at the David Rafael Blochtein's Accounting and Tax Counsel for the period between 1973 and 1987. Participated in 100% of the meetings held in 2014.

AGNES MARIA DE ARAGÃO DA COSTA - Agnes Maria de Aragão da Costa is Director and Senior Economist at the Brazilian Ministry of Mines and Energy, and is specialized on economics of the energy and mining sectors. She is engaged in providing policy recommendations and monitoring policy results and has been working at the Economic Advisory Office of the Minister's Cabinet for 10 years.

She has a bachelor degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and completed her M.Sc. studies in Energy at the University of São Paulo (USP).Her professional experience also includes working at a Brazilian bank with project finance in the energy sector. She is also currently a PhD student the Technische Universität Berlin.

The names appointed hereinbefore:

- Have not been subject, for the last 5 years, to criminal conviction, conviction in a CVM administrative procedure and unappeallable conviction, within the judicial or administrative scope, which has suspended or disqualified them to perform any professional or commercial activity.

- Do not have any marital relation, stable relation or relatives liable to information as provided for in item 12.9 in the Reference Form.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

ESTABLISHMENT OF THE COMPENSATION OF MANAGEMENT AND EFFECTIVE MEMBERS OF THE FISCAL COUNCIL AS WELL AS THEIR PARTICIPATION IN THE PROFITS PURSUANT TO ARTICLES 41 AND 56 OF THE COMPANY'S BYLAWS

Dear Shareholders,

The establishing of the compensation of management and effective members of the Fiscal Council, as well as their participation in the profits, in the form of articles 41 and 56 of the Company's Bylaws will be approved at an Extraordinary General Meeting.

Please find attached the Appendix I with the information regarding the compensation of management and effective members of the Fiscal Council in the last three fiscal years and the forecast mentioned above for the current fiscal year, according to item 13 of the "Formulário de Referência" (Art.12 of CVM 481 Instruction).

Rio de Janeiro, March 26th, 2015.

Aldemir Bendine
CEO

APPENDIX I

Information on Item 13 of the "Formulário de Referência", complying with Art. 12 of the Brazilian Securities and Exchange Commission ("CVM") Instruction No. 481/09

Directors wages

13.1. To describe the wages' policy or practice regarding the Board of Directors, the Statutory and non-Statutory Board, the Fiscal board, the statues boards and the boards as follows: fiscal, risk, financial and wages.

I - EXECUTIVE OFFICERS:

a. goals of the wages policy or practice

The fixed wages of the Executive Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company's directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition:

i. description of wages elements and its goals

- Fees: fixed monthly wages applied to the officers as retribution to the services rendered.
- Direct and indirect benefits: aim at the life quality of the officers, including housing and health care.
- Profit Share Plan (PLR) and Bonus for performance: retribution for the efforts in the construction of the results achieved, in addition to the motivational factor for the achievement of the strategic goals.
- After-job benefits: aim at the life quality of the officers, including a pension plan.
- Other: Aims at the quality of life of the managers, including and Social Security (INSS)

ii. proportion of each element in the total wages

	2014 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	59.2%
Direct and indirect benefits	3.6%
Other	16.8%

PLR (Profit Share)	11.6%
Performance bonus	4.0%
After-job benefits	4.9%

iii. calculation and adjustment methodology of each one of the wages elements

- Wage or pro-labore fees (Christmas Bonus and Vacation) and Performance bonus: There is not a single methodology for calculation and adjustment, provided that it is taken into consideration other factors such as: negotiation with regulatory body, relevant legislation, market practices and the amount defined at the AGO.

- PLR (Profit Share): For the calculation of the PLR it shall be taken into consideration the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), relevant legislation, market practices and the amount defined at the AGO. In the 2012, 2013 and 2014 fiscal years, it was practiced, respectively the payment of 1.54, 0.96 and 2,7 wages to the Chief Executive Officer and Officers, an amount which was defined by decision of the Board of Directors.

iv. reasons that justify the arrangement of the wages

The arrangement of wages of Petrobras administrators is defined taking into consideration the economic-financial results of the Company, as well as in recognition of the Company's administrators and alignment with the wages practices applied by the market to companies of similar size of Petrobras.

c. main performance indicators that are taken into consideration for determining each wages element

- Fees: fixed wages without an associated indicator.

- Direct and indirect benefits: without an associated indicator.

- Profit Share Plan (PLR): bound to the compliance to the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), such as: National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

- After-job benefits: without an associated indicator.

d. how the wages is organized in order to reflect the evolution of the performance indicators

The wages is organized so that the Profit Share Plan (PLR) is associated to the compliance to the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), such as: National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without

government participation.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The wages of Petrobras administrators is defined by taking into consideration the economic-financial results of the Company, as well as in seeking the promotion of recognition of the administrators and the alignment to the long, medium and short term strategies of the Company, followed by the achievement of the goals defined by the Board of Directors and by indicators such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable.

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company's shareholders' control.

Not applicable.

II- BOARD OF DIRECTORS:

a. goals for the wages policy or practice

The fixed wages of the Executive Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company's directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition::

i. description of wages elements and its goals

- Fees: fixed monthly wages applied to the directors as retribution to the services rendered.
- Direct and indirect benefits: aim at the life quality of the directors, including health care.
- Other: Aims at the quality of life of the managers, including Guarantee Fund for Length of Service (FGTS) and Social Security (INSS)

ii. proportion of each element in the total wages

	2014 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	77.3%
Direct and indirect benefits	7.2%
Other	15.5%

iii. calculation and adjustment methodology of each one of the wages elements

The amount practiced corresponds to 10% (ten percent) of the monthly average fees received by the Executive Board and approved by the AGO, as provided for in Art. 152 and 145 of Law 6,404/76 and Law 9,292, de 07.12.96.

iv. reasons that justify the arrangement of the wages

The amount/limit for the wages of members of the Board of Directors is defined by the AGO.

c. main performance indicators that are taken into consideration for determining each wages element

Not applicable: fixed wages without an associated indicator.

d. how is wages structured in order to reflect the performance indicators

Not applicable.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The wages of Petrobras administrators is defined by taking into consideration the economic-financial results of the Company, as well as in seeking the promotion of recognition of the administrators and the alignment to the long, medium and short term strategies of the Company, followed by the achievement of the goals defined by the Board of Directors and by indicators such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company's shareholders' control.

Not applicable

III- FISCAL BOARD:

a. goals of the wages policy or practice

The fixed wages of the Fiscal Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company's directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b. wages composition:

i. description of wages elements and its goals

Fees: fixed monthly wages applied to the directors as retribution to the services rendered.

Other: Aims at the quality of life of the managers, including Social Security (INSS)

ii. proportion of each element in the total wages

	2014 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	83.3%
Other	16.7%

iii. calculation and adjustment methodology of each one of the wages elements

The amount practiced corresponds to 10% (ten percent) of the monthly average fees received by the Fiscal Board and approved by the AGO, as provided for in Art. 152 and 145 of Law 6,404/76 and Law 9,292, de 07.12.96.

iv. reasons that justify the arrangement of the wages

The amount/limit for the wages of members of the Fiscal Board is defined by the AGO.

c. main performance indicators that are taken into consideration for determining each wages element

Not applicable: fixed wages without an associated indicator.

d. how the wages is organized in order to reflect the evolution of the performance indicators

Not applicable.

e. how does the policy or wages practice align to the long, medium and short term interests of the Company

The monthly wages pays the directors for the services provided to the Company and is compatible to the amount practiced in the market aligning to the long, medium and short term interests of the Company.

f. existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

Not applicable

g. existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company's shareholders' control.

Not applicable

IV- FISCALING, ENVIRONMENT, AND REMUNERATION AND SUCCESSION BOARDS:

In Petrobras there are 3 (three) Boards associated to the Board of Directors (CA): Fiscaling, Environment and Remuneration and Succession. Each one consists of three (03) members of the CA which do not receive any additional wages as a result of accumulating the task.

13.2. Total wages of the Board of Directors, Executive Office and Fiscal Board

Total wages estimated for the current Dec 31, 2015 fiscal year- annual amounts**				
	Executive Board	**Board of Directors**	**Fiscal Board**	**Total**
Number of members	8***	9*	5	23
Annual Fixed Wages				
Fee or pro-labore (with Christmas Bonus and vacation) ****	BRL 12,813,085.63	BRL 1,171,784.74	BRL 652,510.50	BRL 14,637,380.87
Direct and Indirect Benefits	BRL 1,177,181.42	BRL 121,204.38	0,00	BRL 1,298,385.80
Participation in boards	0,00	0,00	0,00	0,00
Others*****	BRL 3,730,772.41	BRL 234,561.97	BRL 130,502.08	BRL 4,095,836.46
Variable Wages				
Performance Bonus	0,00	0,00	0,00	0,00
Results interests	BRL 736,562.65	0,00	0,00	BRL 736,562.65
Meetings attendance	0,00	0,00	0,00	0,00

Commissions	0,00	0,00	0,00	0,00
Others	BRL 206,237.54	0,00	0,00	BRL 206,237.54
After-job	BRL 1,246,707.24	0,00	0,00	BRL 1,246,707.24
Job termination	0,00	0,00	0,00	0,00
Based on shares	0,00	0,00	0,00	0,00
Total wages	BRL 19,910,546.89	BRL 1,527,551.09	BRL 783,012.58	BRL 22,221,110.56

* The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10. Therefore, in the amount referring to the CA it is considered 9 remunerated members.
**The values and amounts considered as of the month of march are just a projection.
***The Ordinary General Meeting held on 02/28/2012 amended Petrobras' Bylaws raising the number of the members of the Executive Board.
**** Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.
*****According to the instruction of the Department of Coordination and Governance of State-owned Companies (DEST) of the Ministry of Planning, Budget and Management, upon Official Letter No. 05/DEST-MP, of 01/21/2014, the following burdens were included in the managers' global amount proposed to the Annual Meeting of Shareholders of Petrobras (AGO) of 2014: Guarantee Fund for Length of Service (FGTS) and Social Security (INSS). Such burdens have been already in use by the Company, but they were not indicated in the amounts approved in advance by the Annual Meeting of Shareholders of Petrobras.

Note: The number of members corresponded to the annual average of number of members of each body calculated monthly.

Total wages for Dec 31, 2014 fiscal year - annual amounts				
	Executive Board	**Board of Directors**	**Fiscal Board**	**Total**
Number of members	7**	9*	5	21
Annual Fixed Wages				
Fee or pro-labore (with Christmas Bonus and vacation) ***	BRL 9,137,494.32	BRL 1,087,611.04	BRL 604,228.35	BRL 10,829,333.71
Direct and Indirect Benefits	BRL 549,352.98	BRL 101,003.70	-	BRL 650,356.68
Participation in boards	0,00	0,00	0,00	0,00
Others ****	BRL 2,585,438.86	BRL 217,521.90	BRL 120,845.49	BRL 2,923,806.25
Variable Wages				
Performance Bonus	BRL 615,857.42	0,00	0,00	BRL 615,.857.42
Results interests	BRL 1,790,352.98	0,00	0,00	BRL

				1,790,352.98
Meetings attendance	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
After-job	BRL 749,792.30	0,00	0,00	BRL 749,792.30
Job termination	0,00	0,00	0,00	0,00
Based on shares	0,00	0,00	0,00	0,00
Total wages	BRL 15,428,288.86	BRL 1,406,136.64	BRL 725,073.84	BRL 17,559,499.34

* The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it is considered 9 remunerated members. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10.
**The Ordinary General Meeting held on 02/28/2012 amended Petrobras' Bylaws raising the number of the members of the Executive Board.
*** Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.
****According to the instruction of the Department of Coordination and Governance of State-owned Companies (DEST) of the Ministry of Planning, Budget and Management, upon Official Letter No. 05/DEST-MP, of 01/21/2014, the following burdens were included in the managers' global amount proposed to the Annual Meeting of Shareholders of Petrobras (AGO) of 2014: Guarantee Fund for Length of Service (FGTS) and Social Security (INSS). Such burdens have been already in use by the Company, but they were not indicated in the amounts approved in advance by the Annual Meeting of Shareholders of Petrobras.

Note: The number of members corresponded to the annual average of number of members of each body calculated monthly.

Total wages for Dec 31, 2013 fiscal year - annual amounts				
	Executive Board	**Board of Directors**	**Fiscal Board**	**Total**
Number of members	7 **	9 *	5	23
Annual Fixed Wages				
Fee or pro-labore (with Christmas Bonus and vacation) ***	BRL 8,251,108.87	BRL 1,032,170.76	BRL 594,761,32	BRL 9,878,040.95
Direct and Indirect Benefits	BRL 557,575.19	BRL 31,266.90	0,00	BRL 588,842.09
Participation in boards	0,00	0,00	0,00	0,00
Others****	BRL 2,340,366.04	BRL 205,220.28	BRL 115,461.34	BRL 2,661,047.66
Variable Wages				

Performance Bonus	BRL 631,267.51	0,00	0,00	BRL 631,267.51
Results interests	BRL 606,016.82	0,00	0,00	BRL 606,016.82
Meetings attendance	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
After-job	BRL 727,027.58	0,00	0,00	BRL 727,027.58
Job termination	0,00	0,00	0,00	0,00
Based on shares	0,00	0,00	0,00	0,00
Total wages	BRL 13,113,362.01	BRL 1,268,657.94	BRL 710,222.66	BRL 15,092,242.61

* The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 9 remunerated members. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10.

**The Ordinary General Meeting held on 02/28/2012 amended Petrobras' Bylaws raising the number of the members of the Executive Board.

*** Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

****According to the instruction of the Department of Coordination and Governance of State-owned Companies (DEST) of the Ministry of Planning, Budget and Management, upon Official Letter No. 05/DEST-MP, of 01/21/2014, the following burdens were included in the managers' global amount proposed to the Annual Meeting of Shareholders of Petrobras (AGO) of 2014: Guarantee Fund for Length of Service (FGTS) and Social Security (INSS). Such burdens have been already in use by the Company, but they were not indicated in the amounts approved in advance by the Annual Meeting of Shareholders of Petrobras.

The number of members corresponded to the annual average of number of members of each body calculated monthly.

Total wages for Dec 31, 2012 fiscal year - annual amounts				
	Executive Board	**Board of Directors**	**Fiscal Board**	**Total**
Number of members	7,42**	8,83 *	5	23
Annual Fixed Wages				
Fee or pro-labore (with Christmas Bonus and vacation) ***	BRL 8,476,383.91	BRL 951,987.58	BRL 543,281.26	BRL 9,971,652,75
Direct and Indirect Benefits	BRL 126,225.,63	BRL 4,767.03	0,00	BRL 130,992.66
Participation in boards	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00

Variable Wages				
Performance Bonus	BRL 550,000.00	0,00	0,00	BRL 550,000.00
Results interests	BRL 840,528.78	0,00	0,00	BRL 840,528.78
Meetings attendance	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
After-job	BRL 566,222.37	0,00	0,00	BRL 566,222.37
Job termination	0,00	0,00	0,00	0,00
Based on shares	0,00	0,00	0,00	0,00
Total wages	BRL 10,559,360.69	BRL 956,754.61	BRL 543,281.26	BRL 12,059,396.56

* The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 9 remunerated members. . In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and is conducting the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10.

**The Ordinary General Meeting held on 02/28/2012 amended Petrobras' Bylaws raising the number of the members of the Executive Board.

*** Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

Note: the number of members corresponded to the annual average of number of members of each body calculated monthly.

13.3. Variable Wages of the last 3 fiscal years and the estimate for the current fiscal year for the Board of Directors, Executive Board, and the Fiscal Board

Varying Wages foreseen for current Social year Dec 31, 2015				
Body	**Executive Board**	**Board of Directors**	**Fiscal Board**	**Total**
Number of Members	8*	-	-	8
Bonus				
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00

Maximum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	0,00	0,00	0,00	0,00
Interests in the Result				
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 736,562.65	0,00	0,00	BRL 736,562.65
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 736,562.65	0,00	0,00	BRL 736,562.65

*The values and amounts considered as of the month of march are just a projection.

Varying Wages foreseen for Social year Dec 31, 2014				
Body	**Executive Board**	**Board of Directors**	**Fiscal Board**	**Total**
Number of Members	7	-	-	7
Bonus				
Minimum amount estimated in the remuneration plan	BRL 615,857.42	0,00	0,00	BRL 615,857.42
Maximum amount estimated in the remuneration plan	BRL 615,857.42	0,00	0,00	BRL 615,857.42
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 615,857.42	0,00	0,00	BRL 615,857.42
Interests in the Result				
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00

Maximum amount estimated in the remuneration plan	BRL 1,790,352.98	0,00	0,00	BRL 1,790,352.98
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 1,790,352.98	0,00	0,00	BRL 1,790,352.98

Varying Wages foreseen for current Social year Dec 31, 2013				
Body	**Executive Board**	**Board of Directors**	**Fiscal Board**	**Total**
Number of Members	7	-	-	7
Bonus				
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1,406,426.16	0,00	0,00	BRL 1,406,426.16
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 631,267.51	0,00	0,00	BRL 631,267.51
Interests in the Result				
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1,406,426.16	0,00	0,00	BRL 1,406,426.16
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 606,016.82	0,00	0,00	BRL 606,016.82

Note: the number of members corresponded to the annual average of number of members of each body calculated monthly.

Varying Wages foreseen for current Social year Dec 31, 2012				
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7,42	-	-	7,42
Bonus				
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1,319,472.94	0,00	0,00	BRL 1,319,472.94
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 550,000.00	0,00	0,00	BRL 550,000.00
Interests in the Result				
Minimum amount estimated in the remuneration plan	0,00	0,00	0,00	0,00
Maximum amount estimated in the remuneration plan	BRL 1,319,472.94	0,00	0,00	R$ 1,319,472.94
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0,00	0,00	0,00
Amount effectively recognized	BRL 840,528.78	0,00	0,00	BRL 840,528.78

13.4. In relation to the wages plan based on shares of the Board of Directors and the executive board, in effect in the previous fiscal year and estimated for the current fiscal year, describe:

Not applicable

a. general terms and conditions

b. plan's main objectives

c. way in which the plan contributes for such goals

d. how does the plan is included in the Company's remuneration policy

e. how does the plan align with the administrators and Company's long, medium, and short term interests

f. maximum number of shares involved

g. maximum number of shares to be granted

h. conditions for acquisition of shares

i. criteria for fixing acquisition or exercise price

j. criteria for fixing exercise term

k. liquidation form

l. restriction to transfer of shares

m. criteria and events that, whenever verified, shall result in suspension, altering or extinction of plan

n. effects of the administrator dismissal of the Company on its provided rights in the wages plan based on shares

13.5. Inform the amount of shares or direct quotas held in Brazil or overseas, and other securities convertible to shares or quotas, issued by the Company, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, the executive board or the Fiscal Board, grouped as Bodies, on the date of closing of the last fiscal year

Executive Board	
Titles characteristics	Amount
FGTS quotas	0
Common Shares	26,494
Preferred Shares	238,792

Board of Directors	
Titles characteristics	Amount
FGTS quotas	0
Common Shares	11,449
Preferred Shares	757

Fiscal Board	
Titles characteristics	Amount
FGTS quotas	0
Common Shares	5,000
Preferred Shares	8,471

13.6. In relation to the wages based on shares recognized in the result of the last 3 fiscal years and estimate for the current fiscal year, the Board of Directors and the executive board, develop a chart with the following content:

Not applicable

a. Body

b. Number of Members

c. in relation to each granting of options for purchase of shares:

i. date of granting

ii. Amount of granted options

iii. Deadline for the options to become exercised

iv. maximum deadline for exercising of options

v. restriction deadline for transfer of shares

vi. average weighted price of each one of the following groups of options:

- outstanding at the begin of the fiscal year
- lost during fiscal year
- exercised during fiscal year
- expired during fiscal year

d. fair value of the options on the date of granting

e. potential dilution in case of exercise of all granted options

13.7. In relation to the outstanding options of the Board of Directors and the executive board at the end of the last fiscal year, develop a chart with the following content:

Not applicable

a. Body

b. Number of Members

c. in relation to the options not exercised

i. Amount

ii. Date in which they will become exercisable

iii. maximum deadline for exercising of options

iv. restriction deadline for transfer of shares

v. average weighted price of exercise

vi. fair value of the options on the last day of the fiscal year

d. in relation to the exercisable options

i. Amount

ii. maximum deadline for exercising of options

iii. restriction deadline for transfer of shares

iv. average weighted price of exercise

v. fair value of the options on the last day of the fiscal year

vi. fair value of the total of options on the last day of the fiscal year

13.8. In relation to the exercised options and shares delivered relative to the wages based on shares of the Board of Directors and the executive board recognized in the result of the last 3 fiscal years, develop a chart with the following content:

Not applicable

a. Body

b. Number of Members

c. In relation to the exercised options inform:

i. Number of shares

ii. average weighted price of exercise

iii. total amount of the difference between the amount of the exercise and market value of the shares relative to the exercised options

d. n relation to the delivered shares, inform:

i. number of shares

ii. average weighted price of purchase

iii. total amount of the difference between the acquisition price and market value of the shares

13.9. Summarized description of the necessary information for the comprehension of the disclosed data in items 13.6 through 13.8, as well as the explanation regarding the methodology of pricing of the shares and the options value, indicating at least:

Not applicable

a. Method of pricing

b. Data and assumptions used in the pricing method, including the average weighted price of shares, exercise price, expected volatility, option term, estimated dividends and risk free interest rate

c. Method used and assumptions considered to incorporate the expected effects of the anticipated exercise

d. Method of determining the expected volatility

e. If any other option characteristic was incorporated in the measuring of the fair amount

13.10. Pension plans in effect conferred to the members of the Board of Directors and to the executive officers

a,b,c

Term - 2014	Executive Board	Board of Directors	Fiscal Board
Members	8	Not applicable	Not applicable
Plan Name	Petros, Petros 2 or private pension plan reimburse	Not applicable	Not applicable

d. Amount of administrators that satisfy the conditions for retirement

Taking into consideration that the election of the administrators of Petrobras is defined by the Company's By-Laws, and subsequently, they may be dismissed from their positions at any time by decision of the Shareholders, the amount and conditions for anticipated retirement shall not be considered.

e. conditions for anticipated retirement

Taking into consideration that the election of the administrators of Petrobras is defined by the Company's By-Laws, and subsequently, they may be dismissed from their positions at any time by decision of the Shareholders, the amount

and conditions for anticipated retirement shall not be considered.

f,g. Updated amount for accumulated contributions in the pension plan until the closing of the last fiscal year, discounted the portion relative to the contributions made directly by the administrators

Term	Executive Board	Board of Directors	Fiscal Board
2014	BRL 749,792.30	Not applicable	Not applicable

h .If there is a possibility for anticipated redemption and its conditions

The pension plans have specific conditions and rules for anticipated redemption, amongst them the possibility of redemption of just part of the contributions made by the participants.

13.11. Maximum, minimum and average individual wages, of Board of Directors, the executive board and the Fiscal Board

	Executive Board	Board of Directors	Fiscal Board
	31/12/2014	31/12/2014	31/12/2014
Number of members	7	9 *	5
Higher remuneration amount (Reais)**	BRL 2,649,793.98	BRL 186,019.09	BRL 145,014.77
Lower remuneration amount (Reais)***	BRL 2,030,751.74	BRL 145,014.77	BRL 145,014.77
Average remuneration amount (Reais)	BRL 2,204,041.27	BRL 156,237.40	BRL 145,014.77

* The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. Therefore, in the amount referring to the CA it shall be considered 9 remunerated members.

** Exercised 12 months in the position along the year.

*** The amount was calculated with the exclusion of the members which exercised less than 12 months in the position along the year.

Note: The number of members corresponded to the annual average of number of Members of each Body calculated monthly.

	Executive Board	Board of Directors	Fiscal Board
	31/12/2013	31/12/2013	31/12/2013
Number of members	7	9 *	5

Higher remuneration amount (Reais)**	BRL 2,183,133.37	BRL 155,457.81	BRL 137,657.82
Lower remuneration amount (Reais)***	BRL 1,608,757.95	BRL 137,657.81	BRL 137,657.82
Average remuneration amount (Reais)	BRL 1,873,337.43	BRL 140,961.99	BRL 142,044.53

* The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. Therefore, in the amount referring to the CA it shall be considered 9 remunerated members.

** Exercised 12 months in the position along the year.

*** The amount was calculated with the exclusion of the members which exercised less than 12 months in the position along the year.

Note: The number of members corresponded to the annual average of number of Members of each Body calculated monthly

	Executive Board	Board of Directors	Fiscal Board
	31/12/2012	31/12/2012	31/12/2012
Number of members	7	7,75*	5
Higher remuneration amount (Reais) **	BRL 1,692,854.46	BRL 112,530.82	BRL 108,679.08
Lower remuneration amount (Reais)***	BRL 1,389,196.91	BRL 107,972.19	R$ 108.679,08
Average remuneration amount (Reais)	BRL 1,423,734.03	R$ 108,311.84	R$ 108.656,25

* The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members.

** Exercised 12 monhts in the position along the year.

**** The amount was calculated with the exclusion of the members which exercised less than 12 months in the position along the year.

Note: The number of members corresponded to the annual average of number of Members of each Body calculated monthly

13.12 Describe contractual arrangements, insurance policies or other instruments that organize the remuneration mechanisms or indemnification to the administrators in case of destitution or retirement, indicating the financial consequences to the Company

Not applicable

13.13 In relation to the last 3 fiscal years, indicate the total remuneration percentage of each body recognized in the Company's result referring to the members of the Board of Directors, the executive board or the Fiscal Board which are parties related to the controlling companies, direct or indirect, as defined by the accounting rules that regulate such matter

Not applicable

13.14 In relation to the last 3 fiscal years, indicate the amounts recognized in the Company's result as remuneration for the members of the Board of Directors, the executive board or the Fiscal Board grouped as bodies, by any other reason than the function they occupy, such as, commissions and consulting services or advisory provided

Not applicable

13.15 In relation to the last 3 fiscal years, indicate the amounts recognized in the result of controlling companies, direct or indirect, of shared control companies and the companies controlled by the Company, as remuneration of the Members of the Board of Directors, the executive board or the Fiscal Board, grouped as bodies, specifying the reasons such amounts were determined to such individuals

Not applicable

13.16 Other relevant information

The information referring to years 2012 through 2014 correspond to the period of a calendar year, that is, from January to December, not being associated, consequently, to the amount which is approved at the Ordinary General Meeting (AGO), which corresponds to the period of April to March of the following year.

On the information related to the year 2015, the quantities and values considered in the calculation, as of the month of March are projected.

According to the instruction of the Department of Coordination and Governance of State-owned Companies (DEST) of the Ministry of Planning, Budget and Management, upon Official Letter No. 05/DEST-MP, of 01/21/2014, the following burdens were included in the managers' global amount proposed to the Annual Meeting of Shareholders of Petrobras (AGO) of 2014: Guarantee Fund for Length of Service (FGTS) and Social Security (INSS). Such burdens have been already in use by the Company, but they were not indicated in the amounts approved in advance by the Annual Meeting of Shareholders of Petrobras.

EXTRAORDINARY GENERAL MEETING

REPORT TO SHAREHOLDERS

ITEM II

RATIFICATION REGARDING THE USE OF FUNDS RELATIVE TO THE GLOBAL BALANCE AMOUNT OF MANAGEMENT COMPENSATION APPROVED ON EGM OF 2014

Dear Shareholders,

The Extraordinary General Meeting held on April 2, 2014 has approved the global compensation of Petrobras management compensation for the period of April 2014 to March 2015, including the following items: monthly salary pay, vacation additional allowance, performance bonus, Annual Variable Compensation, supplementary pension fund and charges related to FGTS (severance fund pay) and Social Security.

It is worth noting that among the approved allotments are not found housing assistance and airfare reimbursement (provided that the Officers at the time did not meet the requirements in order to be eligible for payment of such benefits), and (II) the global remuneration amount approved by the Extraordinary General Meeting held on April 2, 2014 was not fully used, which generated a balance. After the changes occurred in the Executive Board of Petrobras on February/2015, some of the new members of the Company's Management that do not reside in the city of Rio de Janeiro were eligible for housing assistance and reimbursement of up to one air ticket per week between Rio de Janeiro and their state of origin.

On the other hand, since the year 2014, Petrobras must annually pay off due vacation bonus to officers, in order to avoid accumulation of mandatory leave period. However, there is a balance of vacation days and vacation bonus, for 2011 and 2012 in favor of members of the Executive Board, which bear no social charges.

In this context, Petrobras submits to this Extraordinary General Meeting to ratify the use of a portion of global compensation balance approved at the AGE of 02.04.2014, in the amount of BRL$ 1,431,017.29, for:

1. payment of housing assistance in the estimated amount of BRL$ 7,200.00;
2. payment of airfare in the estimated amount of BRL$ 26,000.00 ;
3. payment of the vacation balance of the Executive Board members corresponding to years 2011 and 2012 in the estimated amount of BRL$ 1,397,817.29.

Petrobras informs that the use of the balance was approved by the Ministry of Mines and Energy (MME) through Official Letter No. 040/2015-AEGE/SE-MME, of March 19, 2015 and by the Department of Coordination and Governance of State Companies (DEST) through Official Letter No. 215/DEST/SE-MP, of March 16, 2015.

Rio de Janeiro, March 26, 2015.

Aldemir Bendine
CEO

PETR3 PETR4 PBR Listed NYSE PBRA Listed NYSE LATIBEX BCBA Bolsa de Comercio de Buenos Aires

PETROBRAS

Ministério de Minas e Energia

GOVERNO FEDERAL
BRASIL
PÁTRIA EDUCADORA